SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29444; File No. 812-13708]

American Fidelity Dual Strategy Fund, Inc. and American Fidelity Assurance Company

Notice of Application

September 27, 2010

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of

1940 ("Act") for an exemption from section 15(a) of the Act, as well as from certain

disclosure requirements.

Summary of Application: Applicants request an order that would permit them to enter into

and materially amend subadvisory agreements without shareholder approval and would

grant relief from certain disclosure requirements.

Applicants: American Fidelity Dual Strategy Fund, Inc. (the "Fund") and American

Fidelity Assurance Company (the "Advisor").

Filing Dates: The application was filed on October 1, 2009, and amended on March 15,

2010, and September 24, 2010.

Hearing or Notification of Hearing: An order granting the application will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to

the Commission's Secretary and serving applicants with a copy of the request, personally

or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on

October 22, 2010, and should be accompanied by proof of service on the applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state

the nature of the writer's interest, the reason for the request, and the issues contested.

Persons who wish to be notified of a hearing may request notification by writing to the

Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants, 2000 N. Classen Boulevard, Oklahoma City,

OK 73106.

For Further Information Contact: Lewis Reich, Senior Counsel, at (202) 551-6919, or

Jennifer Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for the

file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

     1.   The Fund, a Maryland corporation, is registered under the Act as an open-end

management investment company. The Advisor is registered as an investment adviser

under the Investment Advisers Act of 1940 ("Advisers Act") and serves as the investment

adviser of the Fund pursuant to an investment advisory agreement ("Advisory

Agreement") with the Fund. The Advisory Agreement was approved by the Fund's board

of directors ("Board"), including a majority of the directors who are not "interested

persons," as defined in section 2(a)(19) of the Act, of the Fund ("Independent Directors") and by the shareholders of the Fund. Under the terms of the Advisory Agreement, the

Advisor is responsible for providing a wide variety of services to the Fund including

selecting and trading portfolio securities, and will have overall responsibility for the

management and investment of the Fund's assets. For the management and investment

advisory services that it provides to the Fund, the Advisor receives the fee specified in the

Advisory Agreement. The Advisory Agreement also permits the Advisor to operate the

Fund with one or more subadvisers ("Sub-Advisors"), and the Advisor's investment

management services include selection of the Fund's Sub-Advisors. Pursuant to this

authority, the Advisor has entered into investment subadvisory agreements ("Investment

Subadvisory Agreements") with four Sub-Advisors[1] to provide investment advisory

services to the Fund subject to the supervision of the Advisor and the Board. Each current

Sub-Advisor is and each future Sub-Advisor will be an investment adviser as defined in

section 2(a)(20) of the Act and registered as an investment adviser under the Advisers Act.

The Advisor will evaluate, allocate assets to, and oversee the Sub-Advisors, and make

recommendations to the Board about their hiring, retention or release, at all times subject

to the authority of the Board. The Advisor will compensate the Sub-Advisors out of the

fees paid to the Advisor under the Advisory Agreement.

      2.   Applicants request an order to permit the Advisor, subject to Board approval,

to enter into and materially amend Investment Subadvisory Agreements without obtaining

---

[1] Quest Investment Management, Inc., The Renaissance Group, LLC, Beck, Mack & Oliver LLC and WEDGE Capital Management LLP.

shareholder approval. The requested relief will not extend to any Sub-Advisor that is an affiliated person, as defined in section 2(a)(3) of the Act, of the Fund or the Advisor, other than by reason of serving as a Sub-Advisor to the Fund ("Affiliated Sub-Advisor").

3.   Applicants also request an exemption from the various disclosure provisions described below that may require the Fund to disclose fees paid by the Advisor to the Sub-Advisors. An exemption is requested to permit a Fund to disclose (as both a dollar amount and as a percentage of its net assets): (a) the aggregate fees paid to the Advisor and any Affiliated Sub-Advisors; and (b) the aggregate fees paid to Sub-Advisors other than Affiliated Sub-Advisors (collectively, "Aggregate Fee Disclosure"). If the Fund employs an Affiliated Sub-Advisor, the Fund will provide separate disclosure of any fees paid to the Affiliated Sub-Advisor.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written contract that has been approved by the vote of a majority of the company's outstanding voting securities.

2.   Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires disclosure of the method of computing, and amount of, the investment adviser's compensation.

3.   Rule 20a-1 under the Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the Securities Exchange Act of 1934 ("1934 Act"). Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of

Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of the investment adviser's fees," a description of the "terms of the contract to be acted upon," and, if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

4.   Regulation S-X sets forth the requirements for financial statements required to be included as part of investment company registration statements and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require that investment companies include in their financial statements information about investment advisory fees.

5.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that the requested relief meets this standard for the reasons discussed below.

6.   Applicants assert that shareholders of the Fund expect the Advisor to select Sub-Advisors who have the appropriate skills and experience to manage the Fund's assets allocated to them. Applicants assert that, from the perspective of the investor, the role of the Sub-Advisors is substantially equivalent to that of the individual portfolio managers employed in a traditional investment advisory structure. Applicants state that requiring shareholder approval of each Investment Subadvisory Agreement would impose costs and

unnecessary delays on the Fund; the requested relief may enable the Fund to act more quickly when the Board and the Advisor feel that a change would benefit the Fund and its shareholders. Applicants note that the Advisory Agreement and any Investment Subadvisory Agreement with an Affiliated Sub-Advisor will remain subject to section 15(a) of the Act.

7. Applicants assert that many advisers use a "posted" rate schedule to set their fees. Applicants state that, while advisers are willing to negotiate fees lower than those posted in the schedule, they are reluctant to do so where the fees are disclosed to other prospective and existing customers. Applicants submit that the requested relief will allow the Advisor to negotiate more effectively with each Sub-Advisor.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1. Before the Fund may rely on the order requested in the application, the operation of the Fund in the manner described in the application will be approved by a majority of the Fund's outstanding voting securities, as defined in the Act.

2. The prospectus for the Fund will disclose the existence, substance, and effect of any order granted pursuant to the application. The Fund will hold itself out to the public as employing the manager of managers structure described in the application. The prospectus will prominently disclose that the Advisor has ultimate responsibility (subject to oversight by the Board) to oversee the Sub-Advisors and recommend their hiring, termination, and replacement.

3.   Within 90 days of the hiring of a new Sub-Advisor, the Fund's shareholders will be furnished all information about the new Sub-Advisor that would be included in a proxy statement, except as modified by the order to permit Aggregate Fee Disclosure. This information will include Aggregate Fee Disclosure and any change in such disclosure caused by the addition of the new Sub-Advisor. To meet this obligation, the Fund will provide shareholders, within 90 days of the hiring of a new Sub-Advisor, with an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act, except as modified by the order to permit Aggregate Fee Disclosure.

4.   The Advisor will not enter into an Investment Subadvisory Agreement with any Affiliated Sub-Advisor without that agreement, including the compensation to be paid thereunder, being approved by Fund shareholders.

5.   At all times, at least a majority of the Board will be Independent Directors, and the nomination of new or additional Independent Directors will be placed within the discretion of the then existing Independent Directors.

6.   When a Sub-Advisor change is proposed for the Fund with an Affiliated Sub-Advisor, the Board, including a majority of the Independent Directors, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Advisor or the Affiliated Sub-Advisor derives an inappropriate advantage.

7.   Independent legal counsel, as defined in rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Directors. The selection of such counsel will be within the discretion of the then existing Independent Directors.

8. Whenever a Sub-Advisor is hired or terminated, the Advisor will provide the Board with information showing the expected impact on the profitability of the Advisor.

9. The Advisor will provide general management services to the Fund, including overall supervisory responsibility for the general management and investment of the Fund's assets and, subject to review and approval of the Board, will: (i) set the Fund's overall investment strategies, (ii) evaluate, select and recommend Sub-Advisors to manage all or a part of the Fund's assets, (iii) when appropriate, allocate and reallocate the Fund's assets among multiple Sub-Advisors, (iv) monitor and evaluate the performance of Sub-Advisors, and (v) implement procedures reasonably designed to ensure that the Sub-Advisors comply with the Fund's investment objective, policies and restrictions.

10. No director or officer of the Fund, or director or officer of the Advisor, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Advisor, except for (a) ownership of interests in the Advisor or any entity that controls, is controlled by, or is under common control with the Advisor, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Advisor or an entity that controls, is controlled by or is under common control with a Sub-Advisor.

11. The Fund will disclose in its registration statement the Aggregate Fee Disclosure.

12. In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

13. The Advisor will provide the Board, no less frequently than quarterly, with information about the profitability of the Advisor with respect to the Fund. The information

will reflect the impact on profitability of the hiring or termination of any Sub-Advisor during the applicable quarter.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary